MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF OPERATIONS

Liquidity

        Registrant receives approximately $7,036 of cash each month from payments of principal and interest on Real Estate Contracts Receivable. Registrant has very little liquidity because most of these payments are used to pay management fees and other operating expenses.

Capital Resources

        The principal assets of the registrant at September 30, 1998 are eighteen real estate contracts receivable.

Results of Operations

        The income from operations for the year ended September 30, 1999 increased $18,647 compared to the year ended September 30, 1998.

        Operating income increased $22,239. This was primarily due to an increase in profit on sale of real estate contracts.

        Operating expenses increased $3,592. The increase resulted from the following:

        Rent increased $600. Thirteen months rent was paid in 1999 and twelve months rent was paid during 1998.

        Legal fees increased $6,033 due to more legal work being required on sale of property on installment contracts than in 1998.

        Other operating expenses decreased $3,041.